



SE

19010258

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2018__ AND ENDING ___December 31, 2018___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 North Santa Cruz Ave Suite 201

	OFFICIAL USE ONLY
	FIRM ID NO.

(No. and Street)

Los Gatos	**CA**	**95030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen   **(415) 407-2700**
                                                      (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Joseph Yafeh CPA Inc.

(Name – *if individual, state, last, first, middle name*)

11300 W. Olympic Blvd., Suite 875 Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 15 2019

Washington, DC

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                           required to respond unless this form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEAH M. RESCATE
Notary Public – California
San Francisco County
Commission # 2224477
My Comm. Expires Dec 20, 2021

_____
Signature

_____
Title

Subscribed and sworn to before me
this 13th day of March 2019

_____
Notary Public

(please see attached CA Jurat)

This report* contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of financial condition.
☐	(c)	Statement of income (loss).
☐	(d)	Statement of changes in financial condition.
☐	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☐	(f)	Statement of changes in liabilities subordinated to claims of creditors.
☐	(g)	Computation of net capital.
☐	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☐	(i)	Information relating to the possession or control requirements under Rule 15c3-3.
☐	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☒	(l)	An oath or affirmation.
☐	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
☐	(n)	A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

CALIFORNIA JURAT   **GOVERNMENT CODE § 8202**

State of California

County of _Santa Clara_

Subscribed and sworn to (or affirmed) before me on

this _13th_ day of _March_, 20_19_, by
　　　Date　　　　　　Month　　　　　Year

(1) _Brent Knudsen_

(and (2) _N/A_),
　　　　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LEAH M. RESCATE
Notary Public – California
San Francisco County
Commission # 2224477
My Comm. Expires Dec 20, 2021

Signature _____
　　　　　　Signature of Notary Public

Place Notary Seal and/or Stamp Above

———————————— **OPTIONAL** ————————————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Partnership Capital Growth, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC as of December 31, 2018, and the related notes for the year then ended. In my opinion, the financial condition present fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Partnership Capital Growth, LLC's management. My responsibility is to express an opinion on Partnership Capital Growth, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Partnership Capital Growth, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Joseph Yafeh, CPA

SEC Mail Processing

MAR 15 2019

I have served as Partnership Capital Growth, LLC's auditor since 2015.
March 12, 2019

Washington, DC

Assets

Cash	$	260,908
Prepaid expenses		1,263
Total assets	$	262,171

Liabilities and Members' Equity

Liabilities

Distributions payable	$	60,000
Due to affiliate		2,121
Accrued expenses		14,181
Total liabilities		76,302
Members' equity		185,869
Total liabilities and members' equity	$	262,171

See Accompanying Notes to Statement of Financial Condition

1.   Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware Limited Liability Company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary source of revenue is from transaction and consulting fees generated through private placement transactions executed in the Healthy, Active, and Sustainable Living marketplace. In 2018, the company primarily provided services to another broker-dealer and its clients.

The Company has one managing member. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, as amended, utilizing the modified retrospective transition method for its contracts. The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU2014-09 framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standards on its Statement of Financial condition and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any changes to the financial statements for the year ended December 31, 2018.

The Company earns its revenue from providing consulting services to another broker dealer under an agreement with the other broker dealer and also by providing consulting services to other clients. Revenue is recognized upon completion of the promised services in an amount that reflects the consideration expected to be received in exchange for those services. The Company receives a fixed fee for meeting its performance obligation under its contract. Fixed expense reimbursements are recorded on a gross basis.

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to the Statement of Financial Condition
December 31, 2018

Business and Summary of Significant Accounting Policies (continued)

Significant judgments – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes for the open tax years (current and prior three tax years as applicable) in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. Such open tax years remain subject to examination by tax authorities. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $184,606 which was $179,519 in excess of its required net capital of $5,087. The Company's aggregate indebtedness to net capital ratio was 0.413 to 1.

4.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

5.   Subsequent Event

During the period from January 1, 2019 to March 12, 2019, no events have occurred outside the normal course of operations which would require additional disclosure or adjustment.